Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$48,004	$46,411
Accounts and other receivables	28,684	56,876
Inventories (note 3)	77,107	66,291
Prepaid expenses	7,104	10,959
Income taxes recoverable	21	21
Future income taxes	1,590	1,247
	162,510	181,805
Property, plant and equipment	126,698	130,163
Intangibles and other assets	66,849	70,508
	$356,057	$382,476

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$42,784	$40,013
Current portion of long-term debt	730	702
	43,514	40,715

Long-term debt	255,618	247,669
Other obligations	7,985	5,324
Future income taxes	2,989	11,521
	310,106	305,229

Shareholder's equity
Share capital	-	-
Retained earnings	45,951	77,247
	$356,057	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF OPERATIONS & COMPREHENSIVE LOSS

(unaudited)

	Three Months Ended
	March 31
	2009	2008

	(in thousands of Canadian dollars)

Revenue	$53,352	$74,274

Cost of products sold	57,210	53,382
Freight and other distribution costs	12,831	14,813
Depreciation and amortization	5,675	5,919
General and administration	3,298	3,069
Operating loss	(25,662)	(2,909)
Financing expenses - net	(4,972)	(4,273)
Unrealized exchange loss on long-term debt	(8,227)	(6,688)
Other (expense) income (note 4)	(1,310)	952
Loss before income taxes	(40,171)	(12,918)
Income tax recovery	8,875	2,396
Net loss & comprehensive loss	$(31,296)	$(10,522)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Three Months Ended
	March 31
	2009	2008

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$77,247	$105,578
Adoption of new accounting standards	-	(5,356)
Retained earnings - beginning of period as restated	77,247	100,222
Net loss	(31,296)	(10,522)
Retained earnings - end of period	$45,951	$89,700

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended
	March 31
	2009	2008

	(in thousands of Canadian dollars)

Cash provided from (used in) Operating activities
Net loss	$(31,296)	$(10,522)
Items not affecting cash:
Depreciation and amortization	5,675	5,919
Future income tax recovery	(8,875)	(2,396)
Unrealized foreign exchange loss on long-term debt	8,227	6,688
Unrealized gain on derivative contracts	(2,091)	(130)
Reforestation expense	298	1,832
Loss on disposal of fixed assets	3	-
Inventory valuation	8,593	(188)
Other	130	84
	(19,336)	1,287
Reforestation expenditures	(276)	(1,081)
	(19,612)	206

Changes in non-cash components of working capital
Accounts receivables	2,263	965
Inventories	(17,891)	(29,964)
Prepaid expenses	4,947	3,163
Accounts payable and accrued liabilities	4,863	7,142
Income taxes	-	291
	(5,818)	(18,403)
	(25,430)	(18,197)

Investing activities
Additions to property, plant and equipment	(133)	(351)
Insurance proceeds for Fox Creek Mill (note 5)	25,929	-
Proceeds on disposal of property, plant and equipment	-	1
Decrease in other assets	1,478	-
	27,274	(350)

Financing activities
Long-term debt repayments	(251)	(226)
	(251)	(226)

Increase (decrease) in cash	1,593	(18,773)
Cash and cash equivalents - beginning of period	46,411	24,001

Cash and cash equivalents - end of period	$48,004	$5,228

Supplemental cash flow information

Interest paid	$663	$688

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended
	March 31
	2009	2008

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$19,259	$25,746
Cost of products sold	27,201	26,547
Freight and other distribution costs	2,526	2,658
Depreciation and amortization	2,672	2,921
Operating loss	$(13,140)	$(6,380)

Pulp
Revenue	$34,027	$48,454
Cost of products sold	29,990	26,821
Freight and other distribution costs	10,305	12,155
Depreciation and amortization	2,615	2,593
Operating (loss) earnings	$(8,883)	$6,885

Corporate and other
Revenue	$66	$74
Cost of products sold	19	14
General and administration	3,298	3,069
Depreciation and amortization	388	405
Operating loss	$(3,639)	$(3,414)

Total
Revenue	$53,352	$74,274
Cost of products sold and administration	60,508	56,451
Freight and other distribution costs	12,831	14,813
Depreciation and amortization	5,675	5,919
Operating loss	$(25,662)	$(2,909)

Shipments by business segment
Lumber (millions of board feet)	89	103
Pulp (thousands of tonnes)	59	74

	March 31,	December 31,
	2009	2008
Identifiable assets
Lumber	$154,523	$143,513
Pulp	149,908	161,174
Corporate and other	51,626	77,789
	$356,057	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2008, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2009, the Company adopted the following accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA").

	a)	Section 3064, Goodwill and Intangible Assets

This standard introduces changes to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The recognition changes include the following criteria:

		i)	An intangible asset should be recognized if, and only if, the cost of the asset can be measured reliably.

		ii)	No intangible asset arising from research should be recognized. Expenditure on research should be recognized as an expense when it is incurred.

iii)

An intangible asset arising from the development of an internal project should be recognized if, and only if, an entity can demonstrate it ability to measure reliably the expenditure attributable to the intangible asset during its development.

The measurement changes include the following criteria:

		i)	An intangible asset should be measured initially at cost.

ii)

Expenditure on an intangible item should be recognized as an expense when it is incurred, unless it forms part of the cost of an intangible asset that meets the recognition criteria. Pre-production and/or start-up costs are recognized as an expense.

On the date of adoption, January 1, 2009, the Company's recognition and measurement of intangible assets did not result in any material changes. However, the Company reclassified $1.7 million of assets, primarily relating to capitalized software costs, from property, plant and equipment to intangible and other assets. Comparative amounts have been restated to conform with this presentation.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(unaudited)

3.	INVENTORIES

	March 31,	December 31,
	2009	2008

Logs	$34,630	$17,675
Pulp	15,697	22,500
Lumber	13,474	12,226
Operating and maintenance supplies	13,306	13,890
	$77,107	$66,291

Total log and finished-product inventory, which reflects net realizable value at March 31, 2009, includes valuation provisions as follows:

Market valuation adjustments	March 31,	December 31,
	2009	2008

Logs	$(9,072)	$(1,295)
Pulp	(1,190)	-
Lumber	(2,828)	(3,202)
	$(13,090)	$(4,497)

4.	OTHER (EXPENSE) INCOME

	Three months ended March 31
	2009	2008

(Loss) gain on disposal of property, plant and equipment	$(3)	$18
Other exchange (loss) gain	$(1,102)	$934
Insurance settlement	(205)	–
	$(1,310)	$952

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(unaudited)

5.	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company's Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim, and on March 20, 2009, the Company received the outstanding $25.9 million. The $30.9 million was recorded in other income in 2008 to offset the sawmill's net book value of $5.8 million, which was written off in September 2008. The Company has not yet made a final decision on rebuilding the facility, but any additional amounts received under the claim will be recorded in income in the period this uncertainty is resolved.

The Company's insurance policy also included up to $1.4 million for business-interruption coverage, the payout of which is dependent on the estimated financial performance of the facility, had it operated for the 12-month coverage period. With the current weakness in the market and no clear indicators for improvement in the coming months, final resolution on this coverage is not expected before the end of the third quarter of 2009; therefore, no amount has been accrued as income relating to this coverage.

6.	PRODUCTION AND WORKFORCE REDUCTIONS

In response to current market conditions, management has curtailed production at its facilities, effective February 2009, reducing output by approximately one third in both product segments. The production curtailments led to the temporary layoff of 50 employees and the termination of 88 employees, which resulted in a one-time severance cost of $1.3 million, paid in March 2009. These curtailments are expected to be temporary; the Company intends to restore production as market conditions become favourable.